

Mail Stop 3030

April 4, 2018

Via E-mail

Neil F. Fowler
Chief Executive Officer
Liquidia Technologies, Inc.
419 Davis Drive, Suite 100
Morrisville, North Carolina 27560

> **Re: Liquidia Technologies, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted March 15, 2018**
> **CIK No. 0001330436**

Dear Mr. Fowler:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Other Income (Expense), page 73

1.   During the year ended December 31, 2017, you recorded fair value adjustments for your derivatives and warrants of $9.9 million and $2.0 million, respectively. Please revise your discussion to describe the significant factors that led to the decrease in the fair value of your derivatives and warrants.

Stock-Based Compensation, page 78

2.   Your response to comment 9 addresses your disclosure regarding your board of director's valuation conclusions. However, comment 9 addresses your disclosure of the third-party's conclusions on page 79. Please file the consent of the third party to whom you attribute those disclosed valuations and the consent of the third party to whom you

attribute the price in the first paragraph on page F-8. For guidance, see the Division of Corporation Finance's Securities Act Rules Compliance and Disclosure Interpretations Question 233.02 available on the Commission's website.

Contractual Obligations, page 84

3. We note your response to prior comment 10. It is unclear why the contracts can be excluded from the table given Item 303(a)(5)(ii)(D) of Regulation S-K. Please advise or revise.

Business, page 86

4. We note your response to prior comment 12. Please reconcile your disclosure in this section and on page 2 that you believe the LIQ861 particle *reduces* deposition in the upper airway with your response that the particle *may reduce* deposition in the upper airway.

Other 2018 Option Grants, page 134

5. In an appropriate section of your prospectus, please address the stock options granted to officers on March 7, 2018 mentioned on page II-4.

Certain Relationships and Related Party Transactions, page 152

6. We note your response to prior comment 17. Please disclose the total potential proceeds from the Envisia sale that related parties could receive. Include the total number of Aerie securities.

You may contact Eric Atallah at (202) 551-3663 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Andrew P. Gilbert